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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/11/30: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2                 Announcement on 2018/12/06: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2018/12/11: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4                 Announcement on 2018/12/17: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5                 Announcement on 2018/12/21: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.6                 Announcement on 2018/12/25: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.7                 Announcement on 2018/12/26: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8                 Announcement on 2018/12/10: November Revenue

99.9                 Announcement on 2018/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/11/30

2. Number of shares repurchased this time: 29,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$337,614,383

5. Average repurchase price per share this time: NTD$11.64

6. Cumulative number of own shares held during the repurchase period: 341,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.74

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/12/06

2. Number of shares repurchased this time: 29,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$336,638,847

5. Average repurchase price per share this time: NTD$11.61

6. Cumulative number of own shares held during the repurchase period: 370,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.98

8. Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/12/11

2. Number of shares repurchased this time: 24,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$267,448,428

5. Average repurchase price per share this time: NTD$11.14

6. Cumulative number of own shares held during the repurchase period: 394,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.17

8. Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/12/17

2. Number of shares repurchased this time: 25,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$284,974,529

5. Average repurchase price per share this time: NTD$11.40

6. Cumulative number of own shares held during the repurchase period: 419,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.37

8. Any other matters that need to be specified: None

Exhibit 99.5

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/12/21

2. Number of shares repurchased this time: 30,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$ 340,749,897

5. Average repurchase price per share this time: NTD$11.36

6. Cumulative number of own shares held during the repurchase period: 449,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.61

8. Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2018/06/23~2018/12/25

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: NT$456,132,470;

Total transaction price: NT$456,132,470

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

United Microelectronics Corporation;

The Company’s Parent-Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Improve CapEx efficiency;

Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The manner of deciding on this transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: Board of Directors

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? : Not applicable

13. Has an appraisal report not yet been obtained? : Not applicable

14. Reason for an appraisal report not been obtained: Not applicable

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposal: For production

17. Do the directors have any objection to the present transaction? : None

18. Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2018/12/26

2. Number of shares repurchased this time: 21,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$ 236,448,916

5. Average repurchase price per share this time: NTD$11.26

6. Cumulative number of own shares held during the repurchase period: 470,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.78

8. Any other matters that need to be specified: None

Exhibit 99.8

United Microelectronics Corporation

December 10, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
November	Net sales	11,554,518	12,154,717	(600,199)	(4.94%)
Year-to-Date	Net sales	139,867,296	138,617,023	1,250,273	0.90%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,158,000	6,182,000	21,206,473

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  November 30, 2018 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,429,126
UMC (Note2)	15,487,370	15,547,730	95,429,126
UMC (Note3)	0	0	95,429,126

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,220,560	2,955,840	0
Fair Value	0	0	8,280	0
Net profit (loss) from Fair Value	0	(31,605)	8,280	0
Written-off Trading
Contracts	0	0	38,417,492	0
Realized profit (loss)	0	0	(56,196)	0

bUnder hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	6,099,740	0
Fair Value	0	0	(29,327)	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	0	0
Realized profit (loss)	0	0	0	0

Exhibit 99.9

United Microelectronics Corporation

For the month of November, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2018	Number of shares as of November 30, 2018	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2018	Number of shares as of November 30, 2018	Changes
--	--	--	--	--